Exhibit 99.1

Jowell Global Ltd. Announces Third Quarter 2021 Unaudited

Financial Results

-- Third Quarter Revenues of $43.8 million, up 76.1% year-over-year--

-- Third Quarter GMV of $61.9 million, up 91.3% year-over-year --

Shanghai, China, December 13, 2021 (GLOBAL NEWSWIRE) -- Jowell Global Ltd. (“Jowell Global” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

The Company cautioned that these financial results have not been audited or reviewed by the Company’s independent registered public accounting firm and may have discrepancies in connection with further reviews by the independent registered public accounting firm of the Company.

Third Quarter 2021 Highlights

●	Total revenues were $43.8 million, an increase of 76.1 % from $24.9 million in the same period of 2020.

●	Net loss was $2.1 million, compared with net income of $1.1 million in the same period of 2020.

●	Total GMV (Gross Merchandise Value) transacted in our online shopping mall was $61.9 million, an increase of 91.3% from $32.4 million in the same period of 2020.

●	Total VIP members[1] as of September 30, 2021 were 2.1 million, an increase of 8.4% compared with 1.9 million as of September 30, 2020.

●	Total LHH stores[2] as of September 30, 2021 were 25,888, an increase of 9.7% compared with 23,600 as of September 30, 2020.

CEO & CFO Quote

Mr. Zhiwei Xu, Chief Executive Officer and Chairman of Jowell Global Ltd., commented: “We continued to deliver another solid quarter with robust topline growth, GMV in Q3 reached $61.9 million, up 91.3% year over year, while total revenue grew by 76.1% to $43.8 million, which reflect the tremendous strength of the Company’s product reach and relationships with our customers. We are confident with our ability to execute our growth strategy as planned, and believe we will see sustained growth in the future due to the increased investments in sales and marketing, robust new product offerings and partnerships, and the expectation of a continued macro recovery.”

[1]	Total VIP members refers to the total number of members registered on our online platform as of Sep. 30, 2021.

[2]	LHH stores: the brand name of “Love Home Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through our online platform LHH Mall under their retailer accounts which provide them with major discounts.

Mr. Xu continued: “In addition to our topline growth during the third quarter of 2021, in October 2021, we entered into a strategic cooperation relationship with Unilever’s Uni-Excubator in China’s new social media retail area. The cooperation will start with Unilever’s Hazeline Snow product line to be sold on the Company’s e-commerce platform to accelerate its reach in the domestic scented body care market. This collaboration combines advantages of both parties. As one of China’s leading e-commerce platforms for health and beauty products, Jowell Global brings a sizeable distribution channel and sales resources as well as platform support in the new social media retail realm to this relationship. Looking ahead, we remain committed to collaborate with top global talents and companies to diversify our product offering and expand further into high-end cosmetics and health products markets. By integrating online, offline, big data, logistics, service, and through self-owned, celebrity, and international brands, Jowell Global plans to bring high quality international and domestic products to millions of families.”

Ms. Mei Cai, Chief Financial Officer, added: “In the third quarter of 2021, we generated $61.9 million in GMV and $43.8 million in revenue, representing a 91.3% and 76.1% year over year growth, respectively. The number of LHH stores and total number of VIP members continued to see steady growth, up 8.4% and 9.7% year over year in its respective growth.”

“As we continued to step up our efforts in implementing our business strategy of driving more traffic to our online platform and attracting more users and distributors with significant increase in our marketing and promotion expenses this quarter, we increased our sales and marketing expenses by approximately $2.11 million year over year and posted a net loss of $2.1 million for the third quarter 2021. We are looking for long-term, sustainable growth in the future and see considerable potential for increased monetization as our revenues and product offerings continue to grow. Looking ahead, we will remain committed to execute our growth strategies with a focus on optimizing our platform through enrichment of our product offerings and acceleration of our partnership with domestic and international leading brands. We are confident that our investments in marketing efforts will translate into sustained, consistent growth that will carry us far into the future.” Ms. Cai concluded.

Impact of COVID-19 Pandemic

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strictive measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed.

As an online retailer and retail platform and because the COVID-19 is generally considered under control in China, our operations during the first nine months of 2021 were not significantly negatively impacted by the pandemic. However, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results for 2021, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and new variants, efficacy and distribution of COVID-19 vaccines, and the actions taken by government authorities and other entities in China and elsewhere to contain COVID-19 and its new variants, almost all of which are beyond our control.

Third Quarter 2021 Financial Results

Total Revenues

Total revenues were $43.8 million, representing an increase of 76.1% from $24.9 million in the same period of 2020. The increase was primarily due to: (i) increase in our brand reach as we have been authorized to distribute more leading brands including Adidas skincare, etc., which brought more customers making bulk purchases from us; (ii) the significant increase in units sold as a result of our extensive marketing and promotion efforts during the third quarter 2021; (iii) the increase in weighted average unit price for our products sold. Cosmetics continued to lead the growth, increasing by 478.8%.

Revenues (in thousand)	Three Months Ended September 30%
	2021	2020	change
	US$	US$	YoY
Product sales
● Cosmetic products	19,602.3	3,386.9	478.8
● Health and nutritional supplements	14,961.4	14,986.6	(0.2)
● Household products	9,243.7	6,501.2	42.2
● Others	6.5	6.2	4.5
Total	43,813.9	24,880.9	76.1

Total operating expenses were $45.9 million, an increase of 95.8% from the $23.4 million in the same period of 2020.

●	Costs of revenues were $40.3 million, an increase of 83.6% from the $21.9 million in the same period of 2020. The increase was primarily due to the increased units sold, as well as the increased weighted average unit cost as we added more leading brands into our cosmetic brands portfolio. Cost of sales as a percentage of total revenues was 91.9%, up from 88.1% in the same period of 2020.

●	Fulfillment expenses were $1.6 million, an increase of 73.3% from the $0.9 million in the same period of 2020. The increase in our fulfillment expenses is primarily attributable to the increase in outbound freight costs resulting from increased sales. The fulfillment expenses as a percentage of total revenues was 3.7%, down from 3.8% in the same period of 2020. The decrease was mainly due to more customers elected to self-pickup products purchased from the Company’s facilities which led to decrease in outbound freight costs as a percentage of the revenues.

●	Sales and marketing expenses were $2.5 million, an increase of 6,345.6% from the $39.0 thousand in the same period of 2020. The increase was primarily due to the increased marketing and promotion activities and the increased expenditure for further enhancing brand awareness in strategic geographic areas. Sales and marketing expense as percentage of total revenues was 5.7%, up from 0.2% in the same period of 2020.

●	General and administration expenses were $1.5 million, an increase of 180.0% from $0.5 million in the same period of 2020. The increase was primarily due to the increase in rental cost, payroll expenses in connection with our expansion, which included opening community buying stores - Juhao Best Choice Stores, as well as the increased headcount in general and administrative personnel. General and administration expenses as percentage of total revenues was 3.4%, up from 2.1% in the same period of 2020.

Operating loss

Operating loss was $2.1 million, compared with the operating income of $1.4 million in the same period of 2020. The decrease in income from operations is mainly attributable to the implementation of our business expansion with significant increase in our general and administration expenses, marketing expenses and cost of revenues.

Net loss

Net loss was $2.1 million, compared with the net income of $1.1 million in the same period of 2020.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each Preferred Share of the Company has a voting right equals to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share by its holder at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. For the three months ended September 30, 2021 and 2020, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and cash equivalents

As of September 30, 2021, the Company had cash and cash equivalents and restricted cash of $24.7 million, compared to the $18.2 million as of December 31, 2020.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of September 30, 2021 and December 31, 2020 were RMB1 for $0.1549 and $0.1531, respectively. The average exchange rates for the three months ended September 30, 2021 and 2020 were RMB1 for $0.1546 and $0.1438, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

In China:

Jowell Global Ltd.

Ms. Jessie Zhao

Email: IR@1juhao.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com

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